THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), THE PUERTO RICO UNIFORM SECURITIES ACT, AS AMENDED ("**PRUSA**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT, PRUSA, AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

ARTESANO RUM CORPORATION

$[AMOUNT]   [EFFECTIVE DATE]

CONVERTIBLE PROMISSORY NOTE

FOR VALUE RECEIVED, ARTESANO RUM CORPORATION., a corporation organized under the laws of the Commonwealth of Puerto Rico(the "**Company**"), hereby promises to pay [ENTITY NAME] (the "**Investor**"), the principal sum of $[AMOUNT]   (the "**Principal**"), together with interest thereon at a rate equal to the Interest Rate (as hereinafter defined) from the date of this Convertible Promissory Note (the "**Note**"), subject to the terms set forth below.

The "**Valuation Cap**" is a pre-money valuation of three million dollars ($3,000,000).

The "**Interest Rate**" is nine percent (9.00%) per annum, not compounded.

See **Section 2** for certain additional defined terms.

1. *Events and Certain Obligations*

(a) **Equity Financing / Conversion**. If there is an Equity Financing before the maturity, expiration, repayment, or termination of this Note, the Investor will, at its sole discretion (exercisable upon written notice to the Company), require the Company to: (i) accelerate the repayment of the Note for a cash payment equal to the Principal plus accrued interest; or (ii) receive Convertible Preferred Shares equal to the Principal plus accrued interest divided by the Conversion Price.

In connection with the issuance of Convertible Preferred Shares by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Shares, with appropriate variations for the Convertible Preferred Shares if applicable, and *provided further,* that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) Provided that the legal fees related to the exercise of such option and the issuance of the Convertible Preferred Shares resulting from the same shall be borne by the Company.

(b) **Maturity**. If an Equity Financing does not occur, on or before thirty-six (36) months after the date of this Note, if the Company has not exercised an Extension as defined below in this subsection, then the Investor shall have the right at its sole option (exercisable upon written notice to the Company) to require the Company to: (i) accelerate the repayment of the Note for a cash payment equal to the Principal plus accrued interest; or (ii) receive from the Company a number of shares or its equivalent of Common Shares equal to the Principal plus accrued interest divided by the

Conversion Price. The Company may exercise the following extension (the "**Extension**"): the Company and Investor shall have the option to mutually agree in writing to extend the Maturity by an additional twelve (12) months, which will be exercised with a written notice to the Investor within at least thirty (30) days before the Maturity (the "**Extension**"). For clarifications purposes, if the Extension is exercised the maturity will occur the forty-eight (48) months after the Date of this Note.

(c) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this Note, the Investor will, at its option, either (i) receive a cash payment equal to the Principal plus accrued interest if the Liquidity Event were to occur within twelve (12) months from the date of this Note (subject to the following paragraph), or (ii) receive from the Company a number of shares or its equivalent of Common Shares equal to the Principal plus accrued interest divided by the Liquidity Price (the "**Liquidity Event Distribution**").

In connection with Section 1(c), the Liquidity Event Distributions will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other convertible promissory notes not subordinated or junior to this Note (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their agreed Liquidity Event Distribution as defined in Section (c), and the Cash-Out Investors will automatically receive the number of shares of Common Shares equal to the remaining unpaid agreed Liquidity Event Distribution divided by the Liquidity Price.

(d) **Dissolution Event**. If there is a Dissolution Event before this Note expires or terminates, the Company will pay an amount equal to the Principal plus accrued interest, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Principal plus accrued interest will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of any outstanding equity securities by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other convertible promissory notes not subordinated or junior to this Note (the "**Dissolving Investors**"), as determined in good faith by the Company's Board (as hereinafter defined), are insufficient to permit the payment to the Dissolving Investors of their respective Principal with accrued interest, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Principal with accrued interest they would otherwise be entitled to receive pursuant to this Section 1(d).

(e) **Termination**. This Note will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Note) upon either (i) the issuance of Convertible Preferred Shares to the Investor pursuant to Section 1(a); (ii) the issuance of Common Shares to the Investor pursuant to Sections 1(b) and 1(c); or (iii) the payment of amounts due the Investor pursuant to any of Section 1(a) through 1(d).

(f) **Redemption Rights**. The Investor shall have the right to request that the Company, at Investor's sole option (exercisable upon written notice to the Company), redeem the Note for a cash payment equal to the Principal plus accrued interest if the Company fails to comply with the following condition:

(i) The Company will reissue all outstanding agreements previously issued by the Company or its affiliates pertaining to any convertible note, warrant, option or any instrument granting its holder the right to acquire any shares of the Company. The amended terms shall be subject to the approval of the Investor and will in all instances align with the terms of this Note and will include no terms preferential or senior to those set forth in this Note, with the exception of the Conversion Price.

(g) **Information Rights**. The Investor shall be entitled to receive from the Company and, the Company shall prepare and deliver to the Investor: (i) annual financial consolidated statements and operational information of the Company and its subsidiaries, if any, within one hundred and twenty (120) calendar days following the end of the fiscal year; (ii) unaudited quarterly financial consolidated statements of the Company and its subsidiaries within forty five (45) calendar days following the end of each calendar quarter along with a written update of the Company's performance, milestones, achievements and challenges in the quarter; (iii) unaudited monthly financial consolidated statements of the Company and its subsidiaries within fifteen (15) calendar days following the end of each calendar month; (iv) a comprehensive operating budget forecasting the Company's and Company's subsidiaries 'revenues, expenses and cash position on a month to month basis for the upcoming fiscal year, thirty (30) calendar days before the beginning of such upcoming fiscal year; and (v) an up-to-date capitalization table, promptly following the end of each calendar quarter. All such financial statements shall be prepared in accordance with generally accepted accounting principles in reasonable detail, prepared on a consistent basis.

(h) **Fees and Expenses**. The Company and Investor will pay their own costs and expenses on Closing in connection with the execution and delivery of this Note and the financing at the Closing. The Company shall indemnify and hold the Investor harmless from any loss, cost, liability, and legal or other expense, including attorneys 'fees of the Investor's counsel, which the Investor may suffer or incur by reason of the failure of the Company to perform any of its obligations under this Note or any agreement executed in connection herewith, provided, however, that the indemnity agreement contained in this section shall not apply to liabilities which the Investor may suffer by reason of the Investor's own gross negligence or willful misconduct. The Investor shall indemnify and hold the Company harmless from any loss, cost, liability, and legal or other expense, including attorneys 'fees of the Company's counsel, which the Company may suffer or incur by reason of the failure of the Investor to perform any of its obligations under this Note or any agreement executed in connection herewith, provided, however, that the indemnity agreement contained in this section shall not apply to liabilities which the Company may suffer by reason of the Company's own gross negligence or willful misconduct.

2. *Definitions*

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than fifty percent (50%) of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's Board, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity, or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (1) all Common Shares (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants, and other convertible securities, but excluding; (A) this Note, (B) all equity-like notes, and (C) convertible promissory notes; **and** (2) all Common Shares reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Common Shares**" means the shares of Common Stock of the Company.

"**Convertible Preferred Shares**" means the Standard Preferred Shares issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences, and restrictions as those of the Standard Preferred Shares, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any distribution rights, which will be based on the Conversion Price.

"**Conversion Price**" and "**Convertible Price**" mean the price per share of the Convertible Preferred Shares equal to the Valuation Cap divided by the Company Capitalization.

"**Dollar**" and "**USD $**" means the legal currency of the United States of America.

"**Distribution**" means the transfer to holders of shares by reason of their ownership thereof of cash or other property without consideration whether by way of a distribution or otherwise, other than distributions on Common Shares payable in Common Shares, or the purchase or redemption of shares by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Shares held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of shares in connection with the settlement of disputes with any shareholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Shares at a fixed pre-money valuation and pursuant to which the Company receives gross proceeds of at least five million dollars ($5,000,000.00) in the aggregate (excluding any payments received by the Company pursuant to this Note and all other convertible notes).

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Share pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means, as of immediately prior to the Liquidity Event, the total number of Shares (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants, and other convertible securities, but **excluding** (i) Common Shares reserved and available for future grant under any equity incentive or similar plan; (ii) this Note; (iii) other equity-like instruments; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Standard Preferred Shares**" means shares of the series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing, and in good standing under the laws of the state or commonwealth of its registration, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Note is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This Note constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors 'rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of organization or Limited Liability Company Agreement, (ii) any material statute, rule or regulation applicable to the Company, or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Note do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Note, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Convertible Preferred Shares issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this Note and to perform its obligations hereunder. This Note constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors 'rights generally and general principles of equity.

(b) By receipt and acceptance of this Note, the Investor accepts and agrees to be bound by all the terms and conditions of this Note.

5. *Miscellaneous*

(a) Any provision of this Note may be amended, waived, or modified only upon the written consent of the Company and the Investor.

(b) Any notice required or permitted by this Note will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on Wefunder, addressed to the party to be notified at such party's address listed on Wefunder, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Note, to vote or receive dividends or be deemed the holder of Convertible Preferred Shares for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this Note nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Note and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this Note in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Note is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Note operate or would prospectively operate to invalidate this Note, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Note and the remaining provisions of this Note will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the Commonwealth of Puerto Rico, without regard to the conflicts of law provisions of such jurisdiction.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the undersigned have caused this Note to be duly executed and delivered.

COMPANY:

ARTESANO RUM CORPORATION.

By: [FOUNDER_NAME]

Founder Signature

[FOUNDER_TITLE]

INVESTOR:

Investor Signature

By: [ENTITY NAME]

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]